Filed pursuant to
                                                                  Rule 424(b)(5)
                                                      Registration No. 333-32065

                                    CITICORP
                               U.S. $7,000,000,000
                    Global Medium-Term Senior Notes, Series D
                               U.S. $2,000,000,000
                 Global Medium-Term Subordinated Notes, Series D
                Due From 9 Months to 60 Years From Date of Issue

         Supplement dated September 23, 1997 to Pricing Supplement, dated September 10, 1997 (the "Pricing Supplement") to Prospectus Supplement, dated August 27, 1997 (the "Prospectus Supplement"); to Prospectus, dated August 27, 1997 (the "Base Prospectus" and collectively with the Pricing Supplement and the Prospectus Supplement, the "Prospectus")

                              Description of Notes

         The description of the LISBOR Escudo Notes set forth in this Pricing Supplement supplements the description of general terms and provisions of Citicorp's Global Medium-Term Senior Notes, Series D, set forth in the accompanying Prospectus and Prospectus Supplement. To the extent any statement herein differs from a statement made in such accompanying Prospectus or Prospectus Supplement, such statement shall modify or supersede the statement made in such Prospectus or Prospectus Supplement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the accompanying Prospectus or Prospectus Supplement. For a description of certain risks associated with the LISBOR Escudo Notes, see "FOREIGN CURRENCY RISKS" in the accompanying Prospectus Supplement.


SUMMARY OF TERMS:

Title of Notes:             LISBOR Subordinated Floating Rate Notes Due
                            September 28, 2007 (the "LISBOR Escudo Notes").

Aggregate
  Principal Amount:         PTE 7,500,000,000.00.

Specified Currency:         Portuguese Escudo.

Issue Date:                 September 29, 1997.

Stated Maturity Date:       September 28, 2007.

Interest Rate Index:        Six Month LISBOR.

Spread:                     Plus 40.0 basis points.

Initial Interest Rate:      Six Month LISBOR plus 0.40%, as determined on the
                            second Market Day preceding the Issue Date.


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Interest Rate:              For each Interest Period, Six Month LISBOR plus
                            0.40%, as determined on the related LISBOR Interest Determination Date, or in the case of the Initial Interest Rate, the second Market Day preceding the Issue Date, subject to a maximum rate of 9.00% per annum (the "Maximum Interest Rate"). Interest shall be computed by dividing the interest rate applicable to each day during an Interest Period by 365 (or the actual number of days in the year).

Interest Commencement Date: September 29, 1997.

Interest Payment Dates:     Semi-annually, on the 29th day of each March and
                            September, commencing March 29, 1998, and at Stated
                            Maturity, provided that if an Interest Payment Date is not a Business Day in New York, New York, London,
                            United Kingdom and Lisbon, Portugal, then payment of interest will not be made on such date, but will be made on the next succeeding day which is a Business Day in New York, New York, London, United
                            Kingdom and Lisbon, Portugal with the same force and effect as if made on the Interest Payment Date and no interest shall accrue on the amount so payable for the period from and after such Interest
                            Payment Date.

Interest Period:            Semi-annually.

Interest Reset Dates:       The 29th day of each March and September.

LISBOR Interest
  Determination Dates:      Pertaining to an Interest Reset Date, the second
                            Market Day preceding such related Interest Reset
                            Date.

Index Maturity:             Six Months.

LISBOR Screen Reference:    Reuters Page LBOA (as described below).

Calculation Dates:          The related LISBOR Interest Determination Date.

Form and Denominations:     The LISBOR Escudo Notes will initially be issued in
                            the form of one or more temporary global Notes, which will be exchanged 45 days after the Settlement
                            Date, upon written certification as described in this Pricing Supplement and in the Prospectus
                            Supplement, for one or more permanent global Notes.
                            Interests in the permanent global Notes will thereafter be exchangeable at the option of the beneficial owner, on the terms and conditions described in this Pricing Supplement and in the Prospectus Supplement, for definitive Notes in bearer form in denominations of PTE 1,000,000,


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                            PTE 10,000,000 and PTE 100,000,000. Citicorp shall
                            bear the expense of producing Notes in bearer form to be issued pursuant to an exchange as described above. See "Global Notes" herein and "DESCRIPTION OF NOTES--Form and Denominations" in the Prospectus Supplement.

Early Redemption:           The LISBOR Escudo Notes are not subject to
                            redemption.

Sinking Fund:               The LISBOR Escudo Notes are not subject to any
                            sinking fund.

Exchange Listing:           The LISBOR Escudo Notes will be listed on the
                            Luxembourg Stock Exchange at the expense of the Issuer.

Calculation Agent:          Citibank, N.A.

Purchasers and Principal
 Amounts of Notes to be
 Purchased:                 Purchaser                         Portuguese Escudos
                            Citibank Portugal, S.A.           3,150,000,000
                            Banco Espirito Santo e
                              Comercial de Lisboa             2,500,000,000
                            Caixa Economica Montepio
                              Geral                           500,000,000
                            Banco Chemical Finance,
                              S.A.                            600,000,000
                            Banco Nacional
                              Ultramarino, S.A.               500,000,000
                            Banco de Negocios
                              Argentaria, S.A. --
                              Sucursal em Portugal            250,000,000

         The agreement of each of the Purchasers to purchase the principal amount of LISBOR Notes set forth opposite its name above is subject to the execution of a Purchase Agreement with Citicorp setting forth the terms and conditions of such purchase. Such Purchase Agreement will be substantially in the form contemplated by the Selling Agent Agreement described in the Prospectus Supplement under "Plan of Distribution of Notes," to which Selling Agent Agreement the Purchasers will become parties for purposes of their purchase of the LISBOR Escudo Notes.

Commission:                 0.200%

Price to Public:            100.00%.

Clearance Information:      The LISBOR Escudo Notes have been accepted for
                            clearance through Euroclear and Cedel.


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Common Code:                8042721

ISIN:                       XS0080427213


         In this Pricing Supplement references to "Escudo" and "PTE" are to Portuguese Escudo. At approximately 11:00 a.m. Lisbon time on September 23, 1997, the bid quotation from Citibank, N.A., Lisbon branch was PTE 182.250 per United States dollar.

                                    * * * * *

LISBOR and Note Interest Rate Reference Screen

         The Interest Rate payable from time to time in respect of the LISBOR Escudo Notes for an Interest Payment Period will be determined by the Calculation Agent on the following basis:

          (i) The Calculation Agent will ascertain the offered rate for six-month Escudo interbank deposits in the Lisbon interbank market which appears on the Reuters Screen Page LBOA as at approximately 11:00 a.m. (London time) as of each LISBOR Interest Determination Date; the Interest Rate for such Interest Payment Period shall be that offered rate, increased by 0.40 per cent, subject to the Maximum Interest Rate, as determined by the Calculation Agent.

         (ii) If such rate does not appear on the Reuters Screen Page LBOA, or the Reuters Screen Page LBOA is temporarily unavailable, the Calculation Agent will request the principal London offices of four major banks participating in the interbank market and selected by the Calculation Agent (the "Reference Banks") to provide the Calculation Agent with their offered quotations (expressed as a rate per annum)for a Representative Amount of six-month Escudo interbank deposits to leading banks in the Lisbon interbank market as at approximately 11:00 a.m. (London time) on the LISBOR Interest Determination Date. The Interest Rate for such Interest Payment Period shall be the arithmetic mean (rounded upwards if necessary to the nearest
                  0.0625 per cent per annum) of such offered quotations, increased by 0.40 per cent, as determined by the Calculation Agent.

        (iii) If only two or three of the Reference Banks provide the Calculation Agent with such quotations, the Interest Rate for the relevant Interest Payment Period shall be determined in accordance with (ii) above on the basis of the quotations of those Reference Banks providing such quotations.

         (iv) If fewer than two of the Reference Banks provide such offered quotations, the Calculation Agent will request the principal Lisbon offices of four major banks selected by the Calculation Agent to provide the Calculation Agent with their offered quotations to leading banks in the Lisbon interbank market for Escudo deposits for the Interest Payment Period concerned as at approximately 11:00 a.m. (London time) on the day which is two Lisbon business days prior to commencement of the relevant Interest Payment Period. The Interest


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                  Rate for such Interest Payment Period shall be equal to the arithmetic mean as determined by the Calculation Agent (rounded upwards if necessary to the nearest 0.0625 percent per annum) of the respective offered rates so communicated by such banks, or any two or more of them (if only such provide quotations), increased by 0.40 per cent.

          (v) If the Calculation Agent is unable to determine the Interest Rate for an Interest Payment Period in accordance with (i),
                  (ii), (iii) or (iv) above, the Interest Rate for such Interest Payment Period shall be the Interest Rate in effect for the last preceding Interest Payment Period to which (i), (ii),
                  (iii) or (iv) above shall have been applied.

         (vi) If in the reasonable opinion of Citicorp, Reuters permanently ceases to quote the offered rate for six-month Escudo interbank deposits in the Lisbon interbank market ("six-month Escudo interbank"), then the Interest Rate shall be determined in accordance with these provisions by reference to such other recognized screen quotation of six-month Escudo interbank deposits as advised by Citicorp to the Calculation Agent.

         Representative Amount shall mean an amount not less than PTE 1,000,000.


Payment and Paying Agents

         Generally, the principal of and interest on the LISBOR Escudo Notes will be payable in the manner specified in the accompanying Prospectus under the heading "DESCRIPTION OF NOTES -- Payment and Paying Agents" and the accompanying Prospectus Supplement under the headings "DESCRIPTION OF NOTES -- Payment and Paying Agents" and "SPECIAL PROVISIONS RELATING TO FOREIGN CURRENCY NOTES -- Payment".

         In addition to Citibank, acting through its principal office in London, England, and Citibank (Luxembourg) S.A., acting through its principal office in Luxembourg, Citicorp has designated Citibank, acting through its main office in Lisbon, Portugal as Paying Agent for the LISBOR Escudo Notes outside the United States. Citicorp will, as long as any LISBOR Escudo Notes remain outstanding, maintain a paying agency in Lisbon. In addition to London and Luxembourg, Lisbon will constitute a Place of Payment with respect to the Notes.

         The principal of and interest on the LISBOR Escudo Notes will be payable in Escudos. Payments will be made by Escudo check or Escudo bank draft on a bank (in the case of payment to a nonresident of Portugal, an authorized foreign exchange bank) in Lisbon, Portugal or by transfer in same day funds to an Escudo account (in the case of payment to a nonresident of Portugal, to a nonresident account) maintained by the payee with a bank in Lisbon, Portugal, subject in each case to all applicable laws and regulations.

Selling Restrictions

         The LISBOR Escudo Notes may not be offered or sold in the United Kingdom, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except in circumstances


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which do not constitute an offer to the public within the meaning of the
Companies Act 1985), and this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus may only be issued, distributed or passed on to a person in the United Kingdom who is of a kind described in Article 9(3) of the Financial Service Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom these documents may otherwise lawfully be issued, distributed or passed on.


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